SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: May 10, 2022

List of materials

Documents attached hereto:

i) Press release: Notice Regarding the Partial Amendment of the Articles of Incorporation

May 10, 2022
Sony Group Corporation

Notice Regarding the Partial Amendment of the Articles of Incorporation

Sony Group Corporation (“Sony”) approved, at the meeting of its Board of Directors held today, to propose the partial amendment of the Articles of Incorporation for approval at the 105th Ordinary General Meeting of Shareholders to be held on June 28, 2022, as follows.

1. Reason for Amendment
(1)
As the provisions of the Supplementary Provisions of the Act for Partial Amendment to the Companies Act (Act No. 70 of 2019) provided for in Article 1, proviso, of the Supplementary Provisions of the Act will come into force on September 1, 2022, the Corporation proposes that provisions of the Articles of Incorporation be amended as follows:

(i)	The proposed Article 14, Paragraph 1 stipulates that the Corporation takes measures to electronically provide the content of the reference materials for the general meeting of shareholders, etc.
(ii)
The purpose of the proposed Article 14, Paragraph 2 is to establish a provision to limit the scope of matters in documents to be delivered to shareholders who have made a request for the delivery of documents.

(iii)	As the provisions of current Article 14 (Disclosure of Reference Documents for General Meetings of Shareholders, etc. through the Internet) will become unnecessary, it is to be deleted.
(iv)	In line with the above addition and deletion of the provisions, supplementary provisions regarding the effective date, etc. shall be established.

(2)	The purpose of the proposed Article 30, Paragraph 1 is to align the term of office of the Corporate Executive Officers with the fiscal year.

2. Description of Amendment to Articles of Incorporation
The description of the amendment is as follows.

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(Underlined portions are to be amended.)

Current Articles	Proposed Amendment
Article 14. (Disclosure of Reference Documents for General Meetings of Shareholders, Etc. through the Internet)	[Deleted]
Upon convening a general meeting of
shareholders, it may be deemed that
the Corporation has provided the
shareholders with necessary
information that should be described or
indicated in the reference documents
for the general meeting of
shareholders, business reports, non-
consolidated financial statements, and
consolidated financial statements, on
the condition that such information is
disclosed through the Internet in
accordance with the Ministry of Justice
Ordinance.

[New]	Article 14. (Electronic Provision, etc.)

1.     Upon convening a general meeting of
 shareholders, the Corporation shall take
 measures to electronically provide
 information that constitutes the content
 of the reference materials for the
 general meeting of shareholders, etc.

2.     Among the matters to be provided
 electronically, the Corporation may
 exclude all or some of the matters
 provided by the Ordinances of the
 Ministry of Justice from documents to be
 delivered to shareholders who have
 made a request for the delivery of
 documents by the record date of the
 voting rights.

Article 30. (Term of Office of Corporate Executive Officers)	Article 30. (Term of Office of Corporate Executive Officers)
1.  The term of office of a Corporate
  Executive Officer shall expire at the
  conclusion of the first meeting of the
  Board of Directors of the Corporation
  that is convened immediately after the
  conclusion of the ordinary general
  meeting of shareholders held with
  respect to the last business year
  ending within one year after his or her
  election.

1. The term of office of a Corporate Executive Officer shall expire on the last day of the business year ending within one year after his or her election.
2. The term of office of a Corporate
    Executive Officer elected to fill a
    vacancy or to increase the number of
    Corporate Executive Officers shall be
    the same as the remaining term of
    office of the other Corporate
    Executive Officers then in office.
[Not amended]

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[New]	SUPPLEMENTARY PROVISIONS
Article 1.

1. The amendment to Article 14 shall take
    effect on September 1, 2022, which is
    the effective date of the amended
    provisions provided for in Article 1,
    proviso, of the Supplementary
    Provisions of the Act for Partial
    Amendment to the Companies Act (Act
    No. 70 of 2019) (hereinafter referred to
    as the “Effective Date”).

2. Notwithstanding the provision of the
    preceding paragraph, Article 14 of the
    Articles of Incorporation before
    amendment shall remain in force with
    respect to a general meeting of
    shareholders to be held on a date within
    six months of the Effective Date.

3. These supplementary provisions of this
    Article 1 shall be deleted after the
    passage of six months from the Effective
    Date or three months from the date of the
    general meeting of shareholders set forth
    in the preceding paragraph, whichever is
    later.

Article 2.

The amendment to Article 30, Paragraph 1
shall take effect at the conclusion of the first
meeting of the Board of Directors of the
Corporation that is convened immediately
after the conclusion of the ordinary general
meeting of shareholders held on June 28,
2022.  The supplementary provisions of
this Article 2 shall be deleted after the
passage of that date.

3. Date of Amendment
Ordinary General Meeting of Shareholders to approve the Amendment: June 28, 2022 (scheduled)
Effective Date of the Amendment:  As stipulated in the Supplementary Provisions above

End of document

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